UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279 40 2

(CUSIP Number)

Thomas C. Sadler, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,005,951 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,005,951 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,005,951 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.80%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,262 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,262 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,262 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02% (2)

14.	Type of Reporting Person (See Instructions) PN

(2)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 262,630 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 262,630 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,630 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%(3)

14.	Type of Reporting Person (See Instructions) PN

(3)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,313,843 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,313,843 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,843 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.94%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,313,843 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,313,843 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,843 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.94%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,001,205 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,001,205 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,205 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.86%(6)

14.	Type of Reporting Person (See Instructions) PN

(6)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,082,461 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,082,461 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,082,461 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.50%(7)

14.	Type of Reporting Person (See Instructions) PN

(7)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,695,278 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,695,278 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,278 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.79%(8)

14.	Type of Reporting Person (See Instructions) PN

(8)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,778,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,778,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,778,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.16%(9)

14.	Type of Reporting Person (See Instructions) PN

(9)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,778,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,778,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,778,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.16%(10)

14.	Type of Reporting Person (See Instructions) PN

(10)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,151,537 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,151,537 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,151,537 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.12%(11)

14.	Type of Reporting Person (See Instructions) OO

(11)  Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.  Includes 58,750 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 70,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,151,537 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,151,537 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,151,537 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.12%(12)

14.	Type of Reporting Person (See Instructions) OO

(12) Based upon an aggregate of 214,766,182 shares of common stock outstanding as of August 17, 2011, as reported by the Issuer on Schedule 14A filed on August 23, 2011.  Includes 58,750 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 70,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

Item 1.	Security and Issuer

This Amendment No. 6 to the Schedule 13D (this “Amendment No. 6”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed on September 4, 2007, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed on September 11, 2007, Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed on November 2, 2010,  Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) filed on January 25, 2011, Amendment No. 5 to the Schedule 13D (“Amendment No. 5”) filed on August 5, 2011 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, the “Schedule 13D”), and relates to the Common Stock, par value $0.001 per share (“Common Stock”) of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 12377 Merit Drive, Dallas, Texas 75251.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings previously given to them on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The purchases of Common Stock, which are noted and described in Item 5(c) below, were financed with cash on hand from contributions of partners of the Ares Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On August 29, 2011, Ares Management entered into a standstill agreement (the “New Standstill Agreement”) with the Issuer, which replaced, superseded and terminated the Standstill Agreement in its entirety.  Pursuant to the New Standstill Agreement, from the date of execution of the New Standstill Agreement until the closing of trading on the New York Stock Exchange on September 30, 2011 (the “New Standstill Period”), Ares Management may not, and will cause certain of its affiliates not to, acquire any outstanding equity securities of the Issuer that would cause Ares Management and such affiliates to beneficially own in the aggregate twenty percent (20%) or more of the Issuer’s outstanding equity securities (the “20% Limitation”).

In addition, during the New Standstill Period, the New Standstill Agreement restricts Ares Management and certain of its affiliates from, among other things and subject to certain exceptions, (i) acquiring or offering to acquire an amount of the Issuer’s Common Stock that would exceed the 20% Limitation or any other rights or interests that would increase the aggregate economic or voting interest of Ares Management and certain of its affiliates in the Issuer in excess of the 20% Limitation; (ii) making any offers to acquire a majority of the voting or other equity securities of the Issuer or a majority of the assets of the Issuer, or engaging in any other transactions that would result in a change of control of the Issuer (a “Control Transaction”); (iii) entering into agreements or arrangements, or joining or forming any groups, for the purpose of acquiring, holding, voting or disposing of the Issuer’s equity securities or to otherwise act in concert with respect to the Issuer’s equity securities; (iv) soliciting proxies for the voting of Issuer securities in connection with any Control Transaction; (v) making any director nomination or shareholder proposal with respect to the Issuer (other than pursuant to Ares Management’s and its affiliates’ contractual right to nominate a director to the Issuer’s Board); (vi) soliciting proxies to vote in favor of the election of any candidate for election to the Issuer’s Board nominated by any party other than the Issuer; (vii) advising, assisting, encouraging or providing financing to any other person or group undertaking any of the foregoing actions; (viii) publicly disclosing any intention to take any of the foregoing actions; (ix) taking any action that would require the Issuer to make any public disclosure regarding any of the foregoing actions or in response thereto; or (x) publicly requesting the Issuer to amend any of the aforementioned provisions of the New Standstill Agreement.

The foregoing description of the New Standstill Agreement is qualified in its entirety by the New Standstill Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Without limiting the foregoing, the Ares Entities reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any, including the New Standstill Agreement.  Subject to compliance with the New Standstill Agreement, and depending on their evaluation of various factors, including the investment potential of the Common Stock and/or other Company securities, the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock and/or other Company securities, available opportunities to acquire or dispose of the Common Stock and/or other Company securities, or realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Ares Entities and the Ares Funds and other factors deemed relevant, the Ares Entities may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock or other Company securities in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock or other Company securities now owned or hereafter acquired by any of them.  In addition, the Ares Entities may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or other Company securities or otherwise pledge their interests in the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities, dividend policy or other changes in capitalization. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with the Board, any committee thereof, Company management, other shareholders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, none of the Ares Entities, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(c)  On August 19, 2011, the Ares Entities purchased 100,000 shares of Common Stock in an open market transaction at an average price per share of $12.062.  On August 22, 2011, the Ares Entities purchased 100,000 shares of Common Stock in an open market transaction at an average price per share of $12.3375.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in response to this Item 6 is qualified in its entirety by reference to the New Standstill Agreement, which is incorporated herein by reference.

In all other respects, Item 6 remains unchanged.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.6                   Standstill Agreement, dated as of August 29, 2011, by and between EXCO Resources, Inc. and Ares Management LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.6	Standstill Agreement, dated as of August 29, 2011, by and between EXCO Resources, Inc. and Ares Management LLC.